February 8, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC
Amendment No. 6 to Offering Statement on Form 1-A
Filed November 8, 2023
File No. 024-12277

Ms. Gorman:

Please see below for responses to the Division’s letter dated January 2, 2024, regarding the above captioned matter. All questions have been addressed in Amendment No. 7 to the Offering Statement on Form 1-A, filed February 8, 2024 (“Amendment”), as further herein detailed.

Cover Page

1.	We note your response to comment 1 of our letter and reissue in part. Please reconcile the termination date on the cover page with the disclosure on page 25.

The Company acknowledges the Staff’s comment and has updated the disclosure on the cover page and page 25 of the Amendment to match.

2.

Please reconcile your statement here that “[t]here is no market for our Securities Interests and none is likely to develop in the future” with your disclosures throughout the Offering Circular relating to the Secondary Trading Platform.

The Company acknowledges the Staff’s comment and has updated the cover of the Amendment.

Summary

3.

We note your response to comment 3 of our letter. Please revise your disclosure in the summary to briefly discuss all of the risks addressed on pages 13 and 18. Additionally, please expand the risk factor on page 18 to clarify how long you have been attempting to rent your houses and include disclosure that you will be renting at a deficit to your expenses as disclosed on page 43 and address the risks associated with this lower rental rate.

In response to the Staff’s comment, the Company has added to the “Summary Risk Factor” section of the Amendment a summary of all risk factors contained on pages 13 and 18. We have also expanded the disclosures in the risk factor on page 18 of the Amendment per the Staff’s comment.

Compensation Paid to Our Manager and Its Affiliates

4.

We note that investment opportunities will be hosted on the Tirios.ai investment platform, which is owned and operated by your manager, Tirios Corporation. We also note your disclosure on page 4 that you will pay the acquisition fee to your manager for “providing back-end functionality to operate the Tirios Platform, including processing subscriptions and payments.” Please provide us with your legal analysis why the manager, as the operator of the platform through which the membership interests are offered and sold, is not required to register as a broker-dealer. As part of your analysis, please specify the activities related to the offering that the manager performs and the amount and nature of the compensation that manager receives for such offering activities. Please note that the Commission has generally viewed solicitation broadly as any affirmative effort to induce a securities transaction.

In response to the Staff’s comment, the Company has updated the disclosure in the Amendment and added the legal analysis below.

Tirios.ai platform and mobile app are owned by Tirios Corporation or the Manager. The Manager has granted a license to each Series in order to, among other things, use the investment platform and the App for the Offerings, pursuant to the License Agreement, which is added as an exhibit to the Amendment.

Therefore, the Manager will not be operating the Platform. The Platform will be operated by the Company for Series Offerings. The Company as issuer will only be offering and selling Series Interests for its own account – rather than for the account of others – in connection with the Offering and would therefore fall outside the definition of “broker” set forth in Exchange Act Section 3(a)(4), which defines the term broker to mean “any person engaged in the business of effecting transactions in securities for the account of others. Issuers engaged in the primary offering of their own securities are effecting a transaction for their own account and not the account of another and accordingly would not meet the definition of a broker.

Exchange Act Section 3(a)(5) defines the term “dealer” as “any person engaged in the business of buying and selling securities…for such person’s own account through a broker or otherwise.” A person must be engaged in the business of both buying and selling securities to meet the definition of a dealer. An issuer that solely sells securities in one or more primary offerings would accordingly not meet the definition of a dealer.

Further, the Acquisition Fee, as the name implies, is charged by the Manager for services such as finding investment assets and underwriting opportunities, performing due diligence on potential opportunities, and NOT for providing back-end functionality to operate the Tirios Platform. Such a contrary statement was a scrivener’s error due to the conflation of total services provided by the Manager versus reasons for compensation paid. No commissions, directly or indirectly, are paid to Manager for securities transactions. Neither the Acquisition Fee nor any other compensation of the Manager is based directly or indirectly on offering, issuing and selling the Series Interests in connection with the Offering.

The Company respectfully notes that while not dispositive, the absence of any transaction-based compensation would typically weigh against any requirement to register as a broker under the Exchange Act.

In light of the above analysis and revised disclosure included in the Amendment, we believe neither the Manager nor the Company is required to register as a broker-dealer.

Subscription Process

5.

We note the disclosure that there is no set maximum period of time the company has to accept or reject a subscription. Please provide us with your analysis regarding whether your offering should be considered a delayed offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

The Company acknowledges the Staff’s comment and has deleted such statement from the Amendment. As disclosed in “Plan of Distribution,” we will conduct closings promptly after receiving investor funds, which will be at least every 30 days.

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Procedure for Transfer or Secondary Trading

6.

We partially reissue the fourth bullet of prior comment 15 in our letter dated July 20, 2023. Based on your description of the expected procedure for secondary trading, the Company and/or the Manager may be required to register as a broker-dealer. We note, for example, that it appears that the Company and/or the Manager would be displaying Series Interests that are available for sale in the secondary market on the Tirios Platform, would accept orders to purchase or sell those securities, would transmit those orders to PPEX ATS for execution, and would process payments to facilitate settlement of those transactions. As a result of these activities, the Company and/or the Manager may fall within the definition of “broker,” which is broadly defined under Section 3(a)(4) of the Exchange Act as “any person engaged in the business of effecting transactions in securities for the account of others.” Please provide a more detailed legal analysis as to why you believe the Company and/or the Manager would not be required to register as a broker-dealer if it were to engage in these activities.

In response to the Staff’s comment in regard to the Company, we have added the legal analysis below.

Tirios acts as a technology “interface on the website and App that enables investors to buy and sell their holdings via the Public Private Execution Network Alternative Trading System (the “PPEX ATS”),” a registered electronic alternative trading system (“ATS”) operated by North Capital Private Securities Corporation, a FINRA-registered broker-dealer. The Secondary Platform operates through the PPEX and Dalmore Group LLC (the “Broker”), a FINRA-registered broker-dealer that is a “participant” on the PPEX ATS, as executing broker. PPEX ATS is a wholesale ATS and is available only to institution-level investors (broker-dealers, QIBS, etc.). This is why a relationship with an outside broker dealer (e.g. Dalmore) is required to access the ATS, so that the broker can be listed on each order that comes through.

The Tirios Platform will merely collect information from investors. It will then transmit the information to the ATS, where the ATS will match orders and Dalmore will then review and approve transactions as appropriate. Neither the Company nor Manager is involved in effectuating any transaction in securities and should not be required to register as a broker dealer.

No commissions, directly or indirectly, are paid to the Company or Manager for secondary transactions. The Company respectfully notes that while not dispositive, the absence of any transaction-based compensation would typically weigh against any requirement to register as a broker under the Exchange Act.

In light of the above analysis and revised disclosure included in the Amendment, we believe neither the Manager nor the Company is required to register as a broker-dealer.

Procedure for Transfer or Secondary Trading

7.	Please revise references to CUSIP in the fourth paragraph of this section, as we do not believe it would be accurate to characterize obtaining a CUSIP as a “regulatory approval.”

The Company acknowledges the Staff’s comment and has deleted such reference in the Amendment.

8.

We note your response to prior comment 7 and related revised disclosures. Please further revise the second paragraph of section 8 on page 32 to clarify whether your disclosed list of criteria to be considered by the Manager in granting a transfer consent is an exhaustive list, and if not, state this clearly. Also please add a cross-reference to your related disclosure under "General Restrictions on Transfer" beginning on page 49.

The Company acknowledges the Staff’s comment and has updated the Amendment to include a statement that disclosed list of criteria is an exhaustive list.

Transferability of the Series Interests

9.

Please provide a detailed legal analysis as to why you believe the Tirios Platform would not be an “exchange” under the Exchange Act. In your response, clarify:

•     How orders in the secondary market are intended to be matched;

•     Whether the Tirios Platform displays available prices for orders;

•     Whether potential subscribers agree to trade at a particular price when they click on “Purchase Tokens;” and

•     Whether the Tirios Platform matches buy and sell orders prior to transmitting those orders to PPEX ATS, or routes all orders to PPEX ATS to be matched on PPEX ATS.

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In response to the Staff’s comment, the Company has updated the disclosure in the Amendment and added the legal analysis below.

Section 3(a)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides that an “exchange” means “any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange, as that term is generally understood, and includes the market place and the market facilities maintained by such exchange.” Rule 3b-16(a) further provides that an organization, association or group of persons falls within the Section 3(a)(1) definition of “exchange” if such organization, association or group of persons: “(1) Brings together the orders for securities of multiple buyers and sellers; and (2) Uses established, non-discretionary methods (whether by providing a trading facility or by setting rules) under which such orders interact with each other, and the buyers and sellers entering such orders agree to the terms of a trade.”

As noted in the Amendment, Tirios acts as a technology “interface on the website and App that enables investors to buy and sell their holdings via the Public Private Execution Network Alternative Trading System (the “PPEX ATS”),” a registered electronic alternative trading system (“ATS”) operated by North Capital Private Securities Corporation, a FINRA-registered broker-dealer. The Secondary Trading Platform operates through the PPEX and Dalmore Group LLC (the “Broker”), a FINRA-registered broker-dealer that is a “participant” on the PPEX ATS, as an executing broker.

The Tirios Secondary Platform does not bring together orders, but rather, simply gathers information from buyers and sellers and transmits that information to the PPEX ATS through the Broker. The Tirios Secondary Platform does not match orders; that function is done by the PPEX ATS. Once matched, orders are then executed through the Broker on the PPEX ATS. This mechanism is described in further detail in the Amendment, that “orders are matched by the PPEX ATS and executed on the PPEX ATS through the Broker in accordance with the rules set forth by the PPEX ATS, and once executed, the appropriate information is submitted back to the Secondary Platform and reflected for each investor.” All methods under which such orders interact with each other are set by the PPEX ATS.

The Tirios Secondary Platform enables a secondary market in our securities by providing an interface for the flow of information between investors, the Broker, and the PPEX ATS. Bids and asks from investors are transmitted to the PPEX ATS through the Broker and placed on the PPEX ATS order book. These bids and asks are then displayed to other investors via the Secondary Platform, including price and quantity, pursuant to a view only license from North Capital. The information displayed is firm bids and asks at set prices and quantities, not quotations, and the Secondary Platform has no ability to alter or affect the information being displayed. If, for example, an investor desires to purchase tokens in a Series against an existing ask on the PPEX ATS order book, the investor would place a bid using the Secondary Platform by inputting a bid price. On receipt, the PPEX ATS processes this new order and matches this order based on the rules set by PPEX ATS, and if matched, the order is executed through the Broker. PPEX ATS notifies the Tirios Secondary Platform and the Broker accordingly, when the order is executed. For the avoidance of doubt, the Secondary Platform does not itself pair or match any orders, or create any conditional routing for orders, or settle any transaction.

The Secondary Platform is solely an interface for investors to electronically communicate with the Broker and the PPEX ATS, similar to order management systems widely used by brokers and which are not themselves considered exchanges. The PPEX ATS, as a registered ATS, serves as a trading venue for bringing together purchasers and sellers for orders to be executed by broker dealer participants such as Dalmore. The Secondary Platform provides a means for investors to electronically access this venue. Orders are not matched (paired) prior to being submitted to the PPEX ATS as this is the function of the PPEX ATS.

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In response to the Staff’s specific questions, please see our response:

•	How orders in the secondary market are intended to be matched;

Orders are communicated through the Secondary Platform and delivered to the PPEX ATS through the Broker using the interface of the Secondary Platform, and are matched on the PPEX ATS, and matched orders are then executed through the Broker on the PPEX ATS.

•	Whether the Tirios Platform displays available prices for orders;

Whether potential subscribers agree to trade at a particular price when they click on “Purchase Tokens”

Members send and receive all information through the Secondary Platform. This information primarily relates to inputting a bid or ask, including Series name, price and quantity. The current PPEX order book is also displayed via the Secondary Platform, and includes Series name, price and quantity of bids and asks at a given price. If a particular Member’s order is matched by the PPEX ATS, the PPEX ATS notifies the Secondary Platform and the Broker, which in turn notifies the Member via notification, email and in-app updates of the price and quantity at which their order for a given Series was matched and executed.

•	Whether the Tirios Platform matches buy and sell orders prior to transmitting those orders to PPEX ATS, or routes all orders to PPEX ATS to be matched on PPEX ATS.

Orders are communicated through the Secondary Platform and delivered to the PPEX ATS through the Broker using the technology of the Secondary Platform, and are matched on the PPEX ATS, and matched orders are then executed through the Broker on the PPEX ATS. All methods under which such orders interact with each other are set by the PPEX ATS. For the avoidance of doubt, the Secondary Platform does not itself pair or match any orders, or create any conditional routing for orders. All orders are transmitted as received by the Secondary Platform to PPEX ATS.

In light of the above analysis, the Company believes the Tirios Secondary Platform would not be an exchange under the Exchange Act.

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Property Overview

10.

Please revise the expected average monthly operating expenses for each property to include depreciation expense. While depreciation expense is a non-cash item, it will effect distributable earnings for the each property. In general, please ensure you have included all expenses that can be expected to be incurred.

In response to the Staff’s comment, the Company has updated the disclosure in the Amendment.

11.

We note the disclosure for the properties that an affiliate of the manager entered into the purchase agreements. We also note the real estate purchase agreements filed as exhibits 6.1, 6.2, and 6.3 reflect Mr. Josephs as the buyer. Please clearly disclose whether Tirios Propco Series LLC currently owns the properties.

The Company acknowledges the Staff’s comment and has updated the Amendment to add disclosure that purchase agreements were assigned to each series before the closing. Each Series owns its respective property. We have included executed copies of these assignments as Exhibits. Please also note that that the title, deed and the loan for each property were all closed directly in the name of the applicable Series.

Market Overview

12.	Please revise to move this disclosure to the discussion of the markets in which you operate, which begins on page 40, ensuring that the rental opportunities in your markets are fully described.

The Company acknowledges the Staff’s comment and has moved this Section in accordance with the Staff’s comment.

13.

Please revise to include a specific discussion of the your efforts to rent each of your properties, including when you originally listed them for rent, the various adjustments you have made to the published rental rates and the timing of those adjustments. Consider the need to include a risk factor that includes this information so that an investor fully understands the market conditions in which the properties are located.

The Company acknowledges the Staff’s comment and has added the requested disclosures and an additional risk factor to the Amendment.

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Prior Performance Tables

14.

We note your response to comment 15 of our letter and reissue in part. Please revise your tables to comply with the guidance set forth in Corporation Finance Disclosure Guidance Topic No. 6. For example only, please note that Table 1 should be limited to "dollar amount offered, dollar amount raised, length of offering (months) and months to invest 90% of amount available for investment, as these are the metrics that most clearly reflect the sponsor’s experience." Please refer to the guidance for the information that should be omitted and should be included in the Tables.

The Company acknowledges the Staff’s comment and has updated Table 1 to match the requirements set forth in Corporation Finance Disclosure Guidance Topic No. 6.

General

15.

Please revise the next amendment to include the pro forma financial information required by Rule 8-03 of Regulation S-X to report the effects of the property acquisitions on your financial statements. Include relevant footnote disclosure of your accounting policies related to each pro forma adjustment to your historical financial statements, as applicable.

The Company acknowledges the Staff’s comment and based on a telephone call with the Mr. Paul Cline, we have clarified that Rule 8-03 mentioned in the comment was a typo that should have referenced 8-05 and 8-06. Based on the clarification, we have updated the filing to include audited financial statements for the year ended December 31, 2023, making 8-05 null and void since the year-end 2023 financial statements include the acquisitions.

We have further evaluated the requirements under Rule 8-05 and Rule 8-06. The properties acquired by the Series are newly constructed residential properties that have not been previously occupied or leased and have not previously been revenue producing. There is no transfer of any operations, employees, customer base, systems, or techniques as part of the acquisitions, and there is no revenue or tenant history of the properties. As a result, we have determined that the acquired properties do not meet the requirements of a Business under Regulation S-X, Article 11 Rule 11-01, or the definition of a Real Estate Operation under Rule 3-14 of Regulation S-X and pro forma statements are not required.

Tokens vs Series Interests

Based on a telephone call with the Ms. Stacie Gorman, the Company have amended the disclosure from “Purchase Tokens” to “Purchase Series Interests” in the Amendment and have added disclosure on the website that tokenization represents the digital courtesy copy of Series Interests.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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